UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-4881

AVON PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Lancaster House, Nunn Mills Road, Northampton NN1 5PA, United Kingdom

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6.950% Notes due March 2043

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒(1)
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 53.

(1)	Avon Products, Inc. (the “Company”) is a voluntary filer and is not subject to the filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 is notice of the Company’s termination of its voluntary filing of the reports required to be filed by Section 13 or 15(d) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 Avon Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 9, 2023	By:	/s/ Ginny Edwards
VP, General Counsel and Corporate Secretary